UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA FORESTRY INDUSTRY GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16940J 107
(CUSIP Number)

Xiaolei Liang
Violet Phoenix Limited
Equity Trust Chambers
P.O. Box 3269
Apia, Samoa
+86136-8883-3723
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 16940J 107

1.	NAMES OF REPORTING PERSONS VIOLET PHOENIX LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,643,292
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,643,292
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,643,292
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%(1)
14.	TYPE OF REPORTING PERSON CO

(1) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 7 Pages

CUSIP No. 16940J 107

1.	NAMES OF REPORTING PERSONS XIAOLEI LIANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,643,292 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,643,292 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,643,292 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 4,643,292 shares held by Violet Phoenix Limited, which is beneficially owned and controlled by Mr. Xiaolei Liang, its sole director and shareholder. Mr. Liang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 16940J 107

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of China Forestry Industry Group, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Jun Liange Hua Ting, Building A, 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province 550002, People’s Republic of China.

Item 2. Identity and Background.

(a)         The persons filing this Statement are Mr. Xiaolei Liang, a natural person, and Violet Phoenix Limited, a British Virgin Islands company (“Violet,” and together with Mr. Liang, the “Reporting Persons”).

(b)         The business address of Mr. Liang is Equity Trust Chambers, P.O. Box 3269, Apia, Samoa, which is also the location of Violet’s principal office.

(c)         Mr. Liang is the sole director of Violet. Violet is a holding company and its principal business is to hold, transact or otherwise deal in the securities of the Issuer. Violet is owned and controlled by Mr. Liang.

(d)-(e)   During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Liang is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Violet received the securities covered by this Statement pursuant to the transactions described below.

On September 23, 2010, Violet entered into a Securities Purchase Agreement with the Issuer and Helvetic Capital Ventures AG, pursuant to which Violet acquired 1,333,336 shares of the Issuer’s Common Stock for a purchase price of $100,103.

November 1, 2010, the Issuer issued 3,309,956 shares of Common Stock to Violet as partial compensation for services provided by Asia Regal Finance Capital Group Co., Ltd. (the “Advisor”), an affiliate of Violet, to the Issuer’s operating subsidiary, Qianxinan Aosen Forestry Company, Ltd., pursuant to a Financial Advisory Agreement, dated February 2, 2010, between such subsidiary and the Advisor, as amended.

As a result of these transactions, Violet owns 4,643,292 shares of the Common Stock of the Issuer. Mr. Liang is the sole director and shareholder of Violet and may be deemed to be the beneficial owner of the shares held by it. Mr. Liang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Page 4 of 7 Pages

CUSIP No. 16940J 107

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Liang beneficially owns and controls 4,643,292 shares of the Issuer’s Common Stock held by Violet, representing 15.5% of the outstanding shares of the Issuer’s Common Stock (based on 30,000,000 shares of Common Stock outstanding as of November 15, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 17, 2010). Mr. Liang owns and controls the shares held by Violet because he is Violet’s only director and shareholder. Mr. Liang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)       Mr. Liang has sole voting and dispositive power over the 4,643,292 shares of the Issuer’s Common Stock that are directly and beneficially owned by Violet. Mr. Liang does not own any other securities of the Issuer.

(c)       Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)       No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Securities Purchase Agreement, dated September 23, 2010, by and among the Issuer, Helvetic Capital Ventures AG and Violet Phoenix Limited [incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 28, 2010].

Exhibit 2	English Translation of Financial Advisory Agreement, dated February 2, 2010, between Qianxinan Aosen Forestry Company, Ltd. and Asia Regal Finance Capital Group Co., Ltd.

Page 5 of 7 Pages

CUSIP No. 16940J 107

Exhibit 3	English Translation of Complementary Agreement, dated March 1, 2010, between Qianxinan Aosen Forestry Company, Ltd. and Asia Regal Finance Capital Group Co., Ltd., to Financial Advisory Agreement.
Exhibit 4	Joint Filing Agreement between Violet Phoenix Limited and Mr. Xiaolei Liang.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

Violet Phoenix Limited

By: /s/ Xiaolei Liang
Name: Xiaolei Liang
Title: Director

/s/ Xiaolei Liang
Xiaolei Liang

Page 7 of 7 Pages